SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                           Commission File Number     0-24690
                                                                  --------------

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K     [ ] Form 11-K     [ ] Form 20-F     [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended:         December 29, 2001
                  --------------------------------------------------------------
    [ ] Transition Report on Form 10-K       [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form 20-F       [ ] Transition Report on Form N-SAR
    [ ] Transition Report on Form 11-K
    For the Transition Period Ended:
                                    --------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             Clarion Technologies, Inc.
                       ---------------------------------------------------------
Former name if applicable
                         -------------------------------------------------------
Address of principal executive office (Street and number) 38 W. Fulton, Ste. 400
                                                         -----------------------
City, state and zip code   Grand Rapids, MI 49503
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
    [X] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Company is currently engaged in active negotiations with a purchaser for certain assets and real property of the Company used in its business of manufacturing and selling custom injection molded interior and exterior plastic components and related value added work by the heavy truck, automotive and related industries. In addition, the Company is engaged in active negotiations with its lenders to restructure the terms of its debt upon the closing of the aforementioned sale. The sale of such assets and real property and a final agreement related to the restructuring of the Company's debt have not been completed as of the filing of this notification. In light of the negotiations with the potential purchaser of assets and the Company's lenders, the Company is not able to file its Annual Report on Form 10-K for 2001 by March 29, 2002, without unreasonable effort and expense. In order to timely file its 10-K, the Company would have to redirect its executive officers away from negotiations with the potential purchaser and lenders, which would delay consummation of the sale of the assets and real property and the restructuring of the Company's debt. Additionally, the Company believes that until it determines whether the prospective sale of such assets and real property will be consummated and the debt restructured, the Company's response to the other disclosures required by the Form 10-K would be incomplete or misleading.

     The Company intends to file the subject Annual Report on Form 10-K no later than April 15, 2002, the first business day after the fifteenth calendar day (Saturday, April 13) after the due date of this report.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Pamela Haan                            (616)             336-6547
--------------------------------------------------------------------------------
           (Name)                            (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's results for 2001 have been negatively impacted due to lower margins, certain impairment and other nonrecurring charges and increased interest expense. The Company expects to record a net loss of approximately $35 million for fiscal year 2001 compared to a net loss of $10 million for fiscal year 2000.

                           CLARION TECHNOLOGIES, INC.
                           --------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      March 29, 2002                   By /s/ William Backman
                                           William Beckman, President of Clarion
                                           Technologies, Inc.

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly finished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.